UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 8)

                            UFP Technologies, Inc.
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                                  902 673 102
                                (CUSIP Number)

                                JAMES J. CRAMER
                                100 Wall Street
                                   8th Floor
                              New York, NY  10005
                           Tel. No.:  (212) 742-4480
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)

                               October 21, 1996
                    (Date of Event which Requires Filing of
                                this Statement)



   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box <square>.

   Check the following box if a fee is being paid with the statement <square>.


                             Page 1 of 10 Pages

                        SCHEDULE 13D

CUSIP NO.  902 673 102                            PAGE  2  OF  10  PAGES




1.            NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 J.J. Cramer & Co.

2.            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a) [ ]
                                                              (b) [X]
3.            SEC USE ONLY

4.            SOURCE OF FUNDS

                  N/A
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]


6.            CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

              7.                  SOLE VOTING POWER
NUMBER OF
SHARES                                992,900
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON
WITH
              8.                  SHARED VOTING POWER

                                      -0-

              9.                  SOLE DISPOSITIVE POWER

                                      992,900

              10.                 SHARED DISPOSITIVE POWER

                                      -0-

11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  992,900

12.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES [ ]

13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  21.4%

14.           TYPE OF REPORTING PERSON

                  CO

                        SCHEDULE 13D

CUSIP NO.  902 673 102                             PAGE  3  OF  10  PAGES




1.              NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    James J. Cramer

2.              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a) [ ]
                                                                (b) [x]


3.              SEC USE ONLY

4.              SOURCE OF FUNDS

                    N/A

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]


6.              CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States


                7.                       SOLE VOTING POWER
NUMBER OF
SHARES                                       -0-
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON
WITH
                8.                       SHARED VOTING POWER

                                             992,900

                9.                       SOLE DISPOSITIVE POWER

                                             -0-
                10.                      SHARED DISPOSITIVE POWER

                                             992,900

11.             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    992,900

12.             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES [ ]

13.             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    21.4%

14.             TYPE OF REPORTING PERSON

                    IN

                        SCHEDULE 13D

CUSPID No. 902 673 102                             PAGE 4 OF 10 PAGES



1               NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Karen L. Cramer

2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ]
                                                                 (b) [x]

3               SEC USE ONLY


4               SOURCE OF FUNDS

                    N/A
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]


6               CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States

                7                        SOLE VOTING POWER
NUMBER OF
SHARES                                       -0-
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON
WITH
                8                        SHARED VOTING POWER

                                             992,900

                9                        SOLE DISPOSITIVE POWER

                                             -0-

                10                       SHARED DISPOSITIVE POWER

                                             992,900

11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            992,900

12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES [ ]

13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    21.4%

14              TYPE OF REPORTING PERSON

                    IN

                        SCHEDULE 13D

CUSIP No. 902 673 102                              PAGE 5 OF 10 PAGES



1               NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Cramer Partners, L.P.

2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ]
                                                                 (b) [x]

3               SEC USE ONLY


4               SOURCE OF FUNDS

                    N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6               CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware

                7                        SOLE VOTING POWER
NUMBER OF
SHARES
BENEFICIALLY                                 992,900
OWNED BY EACH
REPORTING
PERSON
WITH
                8                       SHARED VOTING POWER

                                              -0-

                9                        SOLE DISPOSITIVE POWER

                                             992,900

                10                       SHARED DISPOSITIVE POWER

                                             -0-

11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    992,900

12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES [ ]

13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    21.4%

14              TYPE OF REPORTING PERSON

                    PN

                        SCHEDULE 13D

 CUSIP NO.  902 673 102                            PAGE  6  OF  10  PAGES



1               NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Cramer Capital Corporation


2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ]
                                                                 (b) [x]

3               SEC USE ONLY


4               SOURCE OF FUNDS

                    N/A
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]


6               CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware

                7                        SOLE VOTING POWER
NUMBER OF
SHARES                                       992,900
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON
WITH
                8                        SHARED VOTING POWER

                                             -0-

                9                        SOLE DISPOSITIVE POWER

                                             992,900

                10                       SHARED DISPOSITIVE POWER

                                             -0-

11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    992,900

12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES [ ]

13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    21.4%

14              TYPE OF REPORTING PERSON

                    CO

CUSIP NO. 902 673 102                              PAGE  7 OF 10 PAGES



1.   SECURITY AND ISSUER.

          The undersigned hereby amends the statement on Schedule 13D, dated December 22, 1994, as amended by Amendment No. 1, dated February 9, 1995, as amended by Amendment No. 2, dated June 16, 1995, as amended by Amendment No. 3, dated July 7, 1995, as amended by Amendment No. 4, dated November 3, 1995, as amended by Amendment No. 5, dated December 29, 1995, as amended by Amendment No. 6, dated January 19, 1996, and as amended by Amendment No. 7, dated March 18, 1996 (the "Statement"), filed by the undersigned relating to the Common Stock, par value $0.01 per share of UFP Technologies, Inc., a Delaware corporation (the "Company"), as set forth below. Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as set forth in the Statement.


ITEM 2.  IDENTITY AND BACKGROUND.

          Item 2 of the Statement is hereby amended and restated to read in its entirety as follows:

          This statement on Schedule 13D is being filed by J.J. Cramer & Co., a Delaware corporation (the "Manager"), James J. Cramer, Karen L. Cramer, Cramer Partners, L.P. (the "Partnership") and Cramer Capital Corporation (collectively, the "Reporting Persons").
          The Manager acts as an investment manager of the Partnership. Cramer Capital Corporation is the general partner of the Partnership. The address of the principal business and principal office of the Manager, the Partnership and Cramer Capital Corporation is 100 Wall Street, 8th Floor, New York, New York 10005. The business address of James Cramer and Karen Cramer is 100 Wall Street, 8th Floor, New York, New York 10005. The present principal occupation or employment of James Cramer is President of J.J. Cramer & Co. and of Cramer Capital Corporation and the present principal occupation or employment of Karen Cramer is Vice President of J.J. Cramer & Co. and of Cramer Capital Corporation.
          During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. James Cramer and Karen Cramer are citizens of the United States of America.



ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Item 3 of the Statement is hereby amended and restated to read in its entirety as follows:

          The 992,900 Shares held by the Reporting Persons were purchased with the personal funds of the Partnership in the aggregate amount of $3,614,909.45.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Items 5(a), 5(b) and 5(c) of the Statement are hereby amended and restated to read in their entirety as follows:

          (a) This statement on Schedule 13D relates to 992,900 Shares beneficially owned by the Reporting Persons, which constitute approximately 21.4% of the issued and outstanding Shares.

          (b) The Partnership, Cramer Capital Corporation and the Manager have sole voting and dispositive power with respect to 992,900 Shares owned by the Partnership. James Cramer and Karen Cramer have shared voting and dispositive power with respect to the Partnership's 992,900 Shares.

          (c) In the last 60 days, the Reporting Persons purchased shares of the Common Stock on the dates, in the amounts and at the prices set forth on Exhibit A attached hereto and incorporated by reference herein. All of such purchases were made on the open market.

CUSPID NO. 902 673 102                             PAGE 8 OF 10 PAGES


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Item 6 of the Statement is amended by (i) deleting on the second line the number "708,500" and replacing it with the number "992,900" and by deleting the second sentence of Item 6.

CUSIP NO. 902 673 102                              PAGE 9 OF 10 PAGES


                                         SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 29, 1996


                            J.J. CRAMER & CO.


                            By: /S/JAMES J. CRAMER
                                 Name:  James J. Cramer
                                 Title: President


                            /S/JAMES J. CRAMER
                               James J. Cramer


                            /S/KAREN L. CRAMER
                               Karen L. Cramer


                            CRAMER PARTNERS, L.P.

                            By: CRAMER CAPITAL CORPORATION,
                                 its general partner


                            By: /S/JAMES J. CRAMER
                                 Name:  James J. Cramer
                                 Title:    President



                            CRAMER CAPITAL CORPORATION


                            By: /S/JAMES J. CRAMER
                                 Name:  James J. Cramer
                                 Title:    President

CUSIP NO. 902 673 102                              PAGE 10 OF 10 PAGES



                                         EXHIBIT A

                               Transactions in Common Stock
                                      of The Company



CRAMER PARTNERS, L.P.


    TRADE DATE         NO. OF SHARES     Cost (Sales Price)       PURCHASE
                                             PER SHARE

    9/3/96              5,000                 4.25                 P

    9/3/96              5,000                 4.25                 P

    9/6/96              5,000                 5.25                 P

    9/11/96             2,500                 9.00                 P

    9/20/96             2,500                 5.375                P

    9/25/96             6,000                 5.375                P

    9/30/96             5,000                 6.125                P

    9/30/96             9,000                 6.04                 P

    10/21/96            10,000                5.50                 P

    10/23/96            10,000                5.5625               P